Exhibit 99.2

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, Ontario
M5C 1C3

2010 GENERAL MEETING	Notice of General Meeting of Shareholders Management Information Circular
Place:	Suite 500 10 King Street East Toronto Ontario
Time:	10:00 a.m. (Toronto time)
Date:	Wednesday, December 22, 2010

OLYMPUS PACIFIC MINERALS INC.

CORPORATE DATA
Head Office
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3

Directors and Officers
David A. Seton –Chairman, Chief Executive Officer & Director
Jon Morda – Director
John A.G. Seton –Director and Chief Financial Officer
T. Douglas Willock –Director
Leslie Robinson – Director
Peter Tiedemann – Chief Information Officer
Charles Barclay – Chief Operating Officer
Louis Montpellier (Gowling Lafleur Henderson LLP) – Corporate Secretary
Paul Seton – Chief Commercial Officer
James Hamilton – Vice President, Investor Relations
Russell Graham– Vice President, Commercial  (Vietnam)
S. Jane Bell – Vice President, Finance

Registrar and Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, ON  M5J 2Y1

Legal Counsel
Gowling Lafleur Henderson LLP
2300 – 550 Burrard Street
Vancouver, BC  V6C 2B5

Berns & Berns
767 Third Avenue
New York, NY  10017

Boyle & Co. LLP
1900 - 25 Adelaide Street East
Toronto, ON  M5C 3A1

ReedSmith LLP
28th Floor, 599 Lexington Avenue
New York, NY  10022

Auditor Ernst & Young LLP Ernst & Young Tower, TD Centre 222 Bay Street Toronto, ON M5K 1J7
Listings Toronto Stock Exchange - Symbol: “OYM” Australian Securities Exchange – Symbol: “OYM” Quotations OTCBB (US) - Symbol: “OLYMF” Frankfurt Stock Exchange - Symbol: “OP6”

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3
(416) 572-2525

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the General Meeting of the shareholders (the “Shareholders”) of Olympus Pacific Minerals Inc. (hereinafter called the “Company”) will be held at the Company’s offices located at Suite 500, 10 King Street East, Toronto, Ontario, on Wednesday, the 22nd day of December, 2010 at the hour of 10:00 a.m. (local time), for the following purposes:

Resolution 1 – Ratification of Issue of Gold Warrants

1.
For the purpose of Australian Securities Exchange (“ASX”) Listing Rule 7.4 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of Shareholders, ratifying the allotment and issuance on June 21, 2010 of 2,196 detachable common stock purchase warrants (the “Gold Warrant” and, collectively, the “Gold Warrants”), each exercisable for the purchase of 3,470 common shares of the Company (the “Gold Warrant Shares”) at an exercise price of CAD$0.60 per Gold Warrant Share up to an equivalent of 7,620,120 Gold Warrant Shares until May 31, 2013 to clients of Euro Pacific Capital, Inc. as more particularly described in the accompanying Management Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on Resolution 1 by any person who participated in the issue the subject of Resolution 1 and any person associated with those persons. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 – Ratification of Issue of Agent Warrants

2.
For the purpose of ASX Listing Rule 7.4 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of Shareholders, ratifying the allotment and issuance on June 21, 2010 of 2,668,750 share purchase warrants (the “Agent’s Warrants”) to Euro Pacific Capital, Inc. each immediately exercisable for the purchase of one common share of the Company (an “Agent Warrant Share”) at an exercise price of CAD$0.60 per Agent Warrant Share until May 31, 2013 as more particularly described in the accompanying Management Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on Resolution 2 by any person who participated in the issue the subject of Resolution 2 and any person associated with those persons. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3 – Ratification of Securities Issued in October Private Placement

3.
For the purpose of  ASX Listing Rule 7.4 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of the Shareholders, ratifying the allotment and issuance on October 21, 2010 of 37,000,000 common shares of the Company,  as follows:

(a)	33,780,000 common shares in the form of CHESS Depository Interests (the “CDIs”) and issued to clients of Patersons Securities Limited;

(b)	3,000,000 CDIs issued to FIL Investments International, acting as agent for Fidelity Funds; and

(c)	220,000 common shares (the “Shares”) of the Company issued to Scobie Ward,

all at an issue price of AUD$0.45 per share or CDI, as more particularly described in the accompanying Management Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on Resolution 3 by any person who participated in the issue the subject of Resolution 3 and any person associated with those persons. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4 – Approval for Issue of Option to Jura Trust Limited as the Nominee of Mr John Seton

4.
For the purpose of ASX Listing Rule 10.14 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of the Shareholders, approving the grant and issue of an option for no consideration to purchase up to 997,252 common shares of the Company at an exercise price of CAD$0.45 per share exercisable until December 31, 2014 to Jura Trust Limited as the nominee of Mr. John Seton, a director and Chief Financial Officer of the Company, as more particularly described in the accompanying Management Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on Resolution 4 by Mr John Seton, Jura Trust Limited and any person associated with those persons. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 5 – Approval for Issue of Option to General Research Gmb

5.
For the purpose of ASX Listing Rule 7.1 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of the Shareholders, approving the grant and issue of an option to purchase up to 100,000 common Shares of the Company at an exercise price of CAD$0.42 per Share exercisable until August 9, 2015 to General Research Gmb, as more particularly described in the accompanying Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on Resolution 5 by any person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities if the Resolution is passed, and any person associated with those persons.  However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6.
To transact such further or other business including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting and any adjournments thereof.

Accompanying this Notice are a Management Information Circular and a form of Proxy.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 19th day of November, 2010.

BY ORDER OF THE BOARD

Signed:  “David A. Seton”

Chairman, Chief Executive Officer & Director

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON
M5C 1C3

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at November 19, 2010 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Olympus Pacific Minerals Inc. (the “Company”) for use at the General Meeting of shareholders of the Company (the “Shareholders”) (and any adjournment thereof) to be held on Wednesday, December 22, 2010 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Management Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. (the “Transfer Agent”), Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted except at the discretion of the Chair of the Meeting.

Internet and telephone voting are also available 24 hours a day, using the instructions on the proxy form.  If you vote by Internet or telephone, do not mail back the proxy.  Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the form of proxy.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most

Shareholders of the Company are “non-registered” Shareholders because the shares they own are not registered in their name but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders may vote at the Meeting.  If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of a clearing agency such as CDS Inc. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms) or CHESS Depository Nominees Pty. Ltd. (“CDN”).  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Beneficial Shareholders (Other than CDI Holders)

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Management Information Circular and accompanying materials are being sent to both registered Shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents.  Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBO’s.

These securityholder materials are being sent to both registered and non-registered owners of securities.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

The Company’s NOBO’s and OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Management Information Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

CDI Holders

A CDI is evidence of an indirect ownership in a common share. Holders of CDIs are non-registered or beneficial owners of the underlying common shares.  The underlying common shares are registered in the name of CDN. As holders of CDIs are not the legal owners of the underlying common shares, CDN is entitled to vote at meetings of shareholders on the instruction of the registered holder of the CDIs.

As a result, registered holders of CDIs can expect to receive a voting information form (a “VIF”), together with the Meeting materials from Computershare Investor Services Pty Limited (“Computershare Pty”), the CDI Registry in Australia.  These VIFs are to be completed by holders of CDIs who wish to vote at the Meeting and returned to Computershare Pty in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from registered holders of CDIs.  If you hold your interest in CDIs through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary.

A registered holder of a CDI can request CDN to appoint the holder (or a person nominated by the registered holder) as proxy to exercise the votes attaching to the underlying common shares represented by the holders of CDIs.  In such case, a holder the CDI may, as proxy, attend and vote in person at the Meeting.

If you hold your interest in CDIs through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary and request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Registered holders of CDIs that wish to change their vote must, in sufficient time in advance of the Meeting, contact Computershare Pty to arrange to change their vote.  If you hold your interest in CDIs through a broker, dealer or other intermediary, you must, in sufficient time in advance of the Meeting, arrange for your intermediary to change its vote through Computershare Pty in accordance with the revocation procedure set out above.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)	be voted for or against or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:                                unlimited common shares without par value
Issued and Outstanding:                       364,985,063(1) common shares without par value

Notes:

(1)  As at November 19, 2010

Only Shareholders of record at the close of business on November 19, 2010, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	85,369,184(1)(2)	23.39%

Notes:
(1)  As at the Record Date.
(2)  Of these securities, 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 16,131,874 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited, 150,000 shares are registered in the name of Dragon Capital Management Limited and 8,739,583 are registered as CDI’s and traded on the Australian Securities Exchange. Management of the Company is unaware of who the beneficial owners of Dragon Capital Group Limited (“Dragon Capital”) are.  Based upon information contained on its website, www.dragoncapital.com, Dragon Capital is an investment group focused exclusively on Vietnam’s capital markets.  Management is unaware of who are the beneficial owners of the Company’s common shares owned by Dragon Capital.

NOTICE TO HOLDERS OF CHESS DEPOSITORY INTERESTS

The Company was originally incorporated in the Province of Ontario on July 4, 1951 under the name of “meta Uranium Mines Limited.  The Company’s name was changed to “Metina Developments Inc.” on August 24, 1978.  The Company was then continued from the jurisdiction of Ontario into the province of British Columbia under the Company Act (British Columbia) under the name “Olympus Holdings Ltd.” on November 5, 1992.  The name of the Company was changed to its current name of “Olympus Pacific Minerals Inc.” on November 29, 1996 and was continued from the jurisdiction of British Columbia into the Yukon Territory under the Business Corporations Act

(Yukon) on November 17, 1997.  It was then continued from the Yukon Territory on July 13, 2006 and currently exists under and is governed by the laws of Canada.

The Company is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 (Cth) dealing with the acquisition of shares.  These chapters deal with substantial holdings, takeover bids, compulsory acquisitions, as well as certain rules on continuous disclosure.  The Company is governed by applicable Canadian securities laws and the Canada Business Corporations Act (the “CBCA”) with respect to these matters. There are no limitations on the acquisition of securities of the Company under the CBCA.  The Company is subject to rules applicable to takeover bid regulation under applicable Canadian securities laws, as well as rules relating to reporting requirements for shareholders holding 10% or more of the securities of the Company, under applicable Canadian securities laws.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (each an “NEO”) of the Company means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Company;

(b)	the chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD$150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the year ended December 31, 2009, the Company had seven NEO’s: David A. Seton, the Chairman and CEO; Peter Tiedemann, the CFO; Charles Barclay, the Chief Operations Officer; Paul Seton, the Senior VP Commercial; James Hamilton, the VP Investor Relations; Russell Graham, the VP Finance Vietnam, and S. Jane Bell, the VP Finance.

Compensation Discussion and Analysis

The Company’s board of directors (the “Board”) is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers.  The Board ensures that total compensation paid to its NEO’s is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success.  The Company’s compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation.  This approach is based on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long-term performance.

The Company’s compensation philosophy is based on the following fundamental principles:

•	Compensation programs align with Shareholder interests – the Company aligns the goals of executives with maximizing long term Shareholder value;

•	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

•
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholders’ interests and with the execution of the Company business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company’s principal goal is to create value for its Shareholders.  The Company’s compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.  The executive compensation program is externally developed and is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are competitive with corporations of a comparable size and stage of development within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success.  Incentive compensation is directly tied to corporate performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of Shareholders.

Compensation for each of the NEOs consists of a base salary, along with an annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

Annual Bonus

Senior managers are eligible for an annual incentive award.  Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior officers in respect of a fiscal year.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the period.

Base Salary

The Committee approves ranges for base salaries for senior management of the Company based on reviews of market data from peer companies in the mineral exploration industry.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Committee has approved agreements with respect to the base salary to be paid to the Chairman and Chief Executive Officer, the Chief Financial Officer, the Vice President Exploration, the Chief Operations Officer, the Vice President Human Resources, the Vice President Investor Relations and Vice President, Finance Vietnam.  The Committee’s recommendations for such base salaries are then submitted for approval by the Board of the Company.

During financial year ended December 31, 2009, the Company did not award any increases in base salary of the NEOs in response to the subjective assessment of their respective performance, analysis of external market conditions and competitive needs to retain its qualified personnel.

The following table sets forth the compensation awarded, paid to or earned by the NEOs for the three most recently completed years of the Company.

SUMMARY COMPENSATION TABLE

Year(1)	Salary(2) ($)	Share- based awards ($)		Non-equity incentive plan compensation				Total Compen- sation ($)
			Option- based awards(3) ($)	Annual incentive plans	Long- term incentive plans ($)	Pension Value ($)	All Other Compen- sation ($)

David A. Seton(4) Chairman and CEO	2009 2008 2007	240,000 240,000 180,000	N/A N/A N/A	1,501,899 198,990 945,000	180,000 12,000 137,874	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	1,921,899 450,990 1,262,874
Peter Tiedemann(7) Chief Finance Officer	2009 2008 2007	160,000 160,000 133,826	N/A N/A N/A	353,388 51,120 295,000	96,000 8,000 33,918	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	609,388 219,120 462,744
Paul Seton(6) Chief Commercial Officer	2009	Nil	N/A	Nil	Nil	N/A	N/A	N/A	Nil
Charles Barclay(5) VP Operations	2009 2008 2007	175,000 175,000 150,479	N/A N/A N/A	353,388 46,860 163,000	105,000 8,750 56,739	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	633,388 230,610 370,218
James Hamilton(8) VP, Investor Relations	2009 2008	132,000 132,000	N/A N/A	265,042 38,280	59,400 6,600	N/A N/A	N/A N/A	N/A N/A	456,442 176,880
Russell Graham(9) VP, Finance Vietnam	2009 2008	142,000 142,000	N/A N/A	265,042 38,280	63,900 7,100	N/A N/A	N/A N/A	N/A N/A	470,942 187,380
Rodney Jones(10) VP. Exploration	2009 2008 2007	120,937 155,000 62,500	N/A N/A N/A	265,042 28,710 195,600	54,422 7,750 31,875	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	440,401 191,460 289,975
Huong Le-Dao(11) VP, Human Resources	2009 2008	150,000 50,000	N/A N/A	265,042 12,308	67,500 Nil	N/A N/A	N/A N/A	N/A N/A	482,542 62,308
S. Jane Bell(12) VP, Finance	2009	6,273	N/A	Nil	Nil	N/A	N/A	N/A	6,273

Notes:
(1)  Financial years ended December 31.
(2)  Amounts are in Canadian dollars.
(3)  Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.  Valued using the Black Scholes model*.
(4)  Mr. David Seton was appointed as CEO on February 4, 2008,

(5)  Mr. Barclay was appointed Chief Operating Officer on March 17, 2008.
(6)  Mr. Paul Seton was appointed on December 17, 2009 and commenced his contract on January 1, 2010.
(7)  Mr. Tiedemann was appointed VP – Corporate Affairs of the Company on March 17, 2008.  Prior to that, he was appointed as CFO and Corporate Secretary on July 10, 2006.  He was re-appointed CFO October 2, 2008
(8)  Mr. Hamilton was appointed VP, Investor Relations on March 17, 2008.
(9)  Mr. Graham joined as VP, Finance Vietnam on August 6, 2007
(10)  Mr. Jones ceased as VP, Exploration on December 31, 2009.
(11)  Ms. Le-Dao ceased as VP, Human Resources on December 31, 2009.
(12)  Ms. S. Jane Bell joined as VP – Finance on December 17, 2009.
* The value shown for these options is the accounting value at vesting date, the grant date fair value is as follows:  David Seton $340,000; Peter Tiedemann $80,000; Charles Barclay $80,000;  Russell Graham $60,000; Rodney Jones $60,000; Huong Le-Dao $60,000 and James Hamilton $60,000.
Long Term Compensation

The Company has no long-term incentive plans other than its incentive stock option plan (the “Plan”).  The Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees.  The Board believes that the Plan aligns the interests of the NEOs with Shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

Options are determined by the Board.  In monitoring or adjusting the option allotments, the Board takes into account the level of options granted for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to Shareholder value, previous option grants and the objectives set for the NEOs.  The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

•	the NEOs and others who are eligible to participate in the Plan;

•	the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of grant;

•	the date on which each option is granted;

•	the vesting period, if any, for each stock option;

•	the other material terms and conditions of each stock option grant; and

•	any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Plan.  The Board reviews and approves grants of options on an annual basis.

All of the NEOs are eligible to participate in the Company’s Plan.

Perquisites and Personal Benefits

The Company does not award perquisites or other personal benefits to its NEOs other than benefits integrally and directly related to the performance of the NEO’s duties.

Incentive Plan Awards – valued vested or awarded during the year

NEO Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value e arned during the year ($)
David A. Seton	Nil	Nil	180,000
Peter Tiedemann	Nil	Nil	96,000
Charles Barclay	Nil	Nil	105,000
James Hamilton	Nil	Nil	59,400
Russell Graham	Nil	Nil	63,900
Rodney Jones	Nil	Nil	54,422
Huong Le-Dao	Nil	Nil	67,500
Paul Seton	Nil	Nil	Nil
S. Jane Bell	Nil	Nil	Nil

Outstanding share based awards and option based awards at December 31, 2009

The following table sets forth details outstanding share based awards and option based awards at December 31, 2009, for the NEOs.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise price ($)	Option expiration date	Value of unexercised In-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based a wards that have not vested ($)
David A. Seton	722,872	0.12	January 2, 2014	86,745	Nil	Nil
	1,809,000	0.40	January 1, 2013	Nil	Nil	Nil
	3,000,000	0.75	May 2, 2012	Nil	Nil	Nil
	1,000,000	0.32	September 29, 2010	Nil	Nil	Nil
	1,000,000	0.32	August 31, 2010	Nil	Nil	Nil
Peter Tiedemann	170,088	0.12	January 2, 2014	20,411	Nil	Nil
	426,000	0.40	January 1, 2013	Nil	Nil	Nil
	1,000,000	0.65	March 5, 2012	Nil	Nil	Nil
	100,000	0.51	July 18, 2011	Nil	Nil	Nil
Charles Barclay	170,088	0.12	January 2, 2014	20,411	Nil	Nil
	426,000	0.40	January 1, 2013	Nil	Nil	Nil
	500,000	0.65	August 15, 2012	Nil	Nil	Nil
	500,000	0.43	November 3, 2011	Nil	Nil	Nil
	500,000	0.36	January 25, 2011	Nil	Nil	Nil
James Hamilton	127,566	0.12	January 2, 2014	15,308	Nil	Nil
	319,000	0.40	January 1, 2013	Nil	Nil	Nil
	150,000	0.65	August 15, 2012	Nil	Nil	Nil
	150,000	0.32	November 22, 2010	Nil	Nil	Nil
	127,566	0.12	January 2, 2014	15,308	Nil	Nil
Russell Graham	319,000	0.40	January 1, 2013	Nil	Nil	Nil
	150,000	0.65	August 15, 2012	Nil	Nil	Nil
Paul Seton	Nil	N/A	N/A	N/A	N/A	N/A
S. Jane Bell	Nil	N/A	N/A	N/A	N/A	N/A

Each of the NEOs is engaged by the Company pursuant to an employment or management contract which sets out the NEO’s base compensation and other entitlements.

Pension Plan Benefits

The Company does not provide retirement benefits for directors or executive officers.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company’s officers and key employees.  The Company does not provide retirement benefits for directors or executive officers.

Termination and Change of Control Benefits

During the fourth quarter of 2009, the following changes occurred in senior management as a result of the amalgamation of Olympus Pacific Minerals NZ Limited and Zedex Minerals Limited:  Mr. Paul Seton, who had been CEO of Zedex Minerals Limited, was appointed Senior Vice President, Commercial; Ms. S. Jane Bell, who had been CFO of Zedex Minerals Limited, was appointed Vice President Finance of the Company.

The Company currently has the following arrangement set forth below in place with respect to remuneration received or that may be received by the executive officers or directors of the Company in respect of compensating such officer or director in the event of termination of employment (as a result of resignation, retirement, change of control etc.) or a change in responsibilities following a change of control.

The Company has entered into management agreements (the “Management Agreements”) with its NEOs that provide for specific benefits in the event that executive’s employment is terminated as a result of resignation, retirement, change of control, or a change in responsibilities following a change of control.  A summary of these benefits follows.

Termination

The executive officer may terminate his/her Management Agreement and the services being provided by it hereunder by giving the Company at least three (3) months’ prior written notice (the “Executive’s Termination Notice”), provided that the Company shall have the right to give written notice to the executive that the Company is waiving the full notice period and is permitting the agreement and the services of the executive to be terminated upon a date that is less than three months after the date of the executive’s Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all fees payable to the executive hereunder and all other obligations of the Company to the executive hereunder shall cease upon the date specified in the executive’s Termination Notice or the Company’s Termination Notice, whichever is applicable.

The executive shall be entitled to terminate his/her Management Agreement immediately upon serving written notice to the Company in the event that:

(a)	a receiver or liquidator is appointed in respect of the Company; or

(b)
the Company fails to pay any moneys payable hereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the executive.

The Management Agreements also provide that they will terminate if certain objectives of the Company are met (“Set Objectives”) which are described in each executive’s Management Agreement.  In the event of termination of the Management Agreement upon achievement of the Set Objectives prior to the expiry of the Management Agreement’s term, the executive will be entitled to all remuneration and options he/she would have received had the Management Agreement remained in full force and effect for its term.

Pursuant to the Management Agreements referred to herein entered into by the Company with each NEO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement, change of control or change in the NEO’s responsibilities, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2009, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
NEO	Resignation or Retirement	Termination without Cause	Change of Control
David Seton	Nil	$120,000	$600,000(1)
Peter Tiedemann	Nil	$80,000	$240,000(2)
Charles Barclay	Nil	$87,500	$262,500(2)
James Hamilton	Nil	$66,000	$132,000(3)
Russell Graham	Nil	$71,000	$142,000(3)
Paul Seton	Nil	Nil	Nil
S. Jane Bell	Nil	Nil	Nil
(1)  equivalent to 30 months’ salary
(2)  equivalent to 18 months’ salary
(3)  equivalent to 12 months’ salary

The Company may at any time terminate a Management Agreement and the engagement of the executive without cause. In this event the Company shall be obligated to pay the executive the amounts set out below.  Such payment shall be payable on the fifth calendar day following the date of the notice of termination (the “Company’s Notice of Termination”) and shall consist of the following:

(a)
the executive’s full fee through to the date of termination at the amount in effect at the time the Company’s Notice of Termination was given, the amount of any allowable expenses reimbursable, plus an amount equal to the amount, if any, of any bonuses previously made to the executive which have not been paid;

(b)	in lieu of further fees for periods subsequent to the date of the Company’s Notice of Termination, a payment:

(c)
equal to three (3) months of the executive’s then existing annual fees should termination occur within the first twelve (12) months from the date the executive commenced providing services to the Company; or

(i)
equal to six (6) months of the executive’s then existing annual fees should termination occur after the first twelve (12) months from the date the executive commenced providing services to the Company; and

(ii)
the executive’s options on shares of the Company shall remain in full force and effect for the earlier of the expiry date of such options or twelve (12) months following the Company’s Notice of Termination and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any provision which would otherwise terminate such options as a result of the termination of the executive’s services shall be null and void.

The Company may at any time terminate the services of the executive and his/her Management Agreement for any just cause that would in law permit the Company to, without notice, terminate the executive, in which event the executive shall not be entitled to the payment set forth above), but shall be entitled to receive the full amount of the executive’s fees due through to the date of the notice of termination.

The Management Agreement will be deemed to have been terminated by the Company if: without the written agreement of the executive, the nature of the duties, requirements and arrangements of the executive are substantially changed such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the executive for a publicly listed mining company, in which event the Company shall be obligated to provide the executive with a payment as described above.

Any termination by the Company shall be communicated by written Notice of Termination.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and, in the case of a notice of termination for cause, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the executive’s engagement.

On an executive’s termination for any reason, the executive agrees to deliver up to the Company all equipment, all documents, financial statements, records, plans, drawings, papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in its possession or under its control.

The Management Agreement provides that the executive shall have a special right to terminate its engagement with the Company pursuant to the Section for Good Cause at any time within twelve (12) months of the Takeover of Control of the Company (as defined in the Management Agreement) by giving notice of its resignation in writing to the Board.  The notice of resignation must be in writing, must cite the Takeover of Control Provision, and must contain at least one month’s notice and not more than two (2) months notice.  The executive will not receive any payment unless a notice resignation is provided to the Company or a notice of termination is provided to Company.  The executive must exercise this right within twelve (12) months of the Takeover of Control.  The Company shall be obligated to provide the executive with a payment on the fifth calendar day following the earlier of the last calendar day specified in the notice of resignation or the notice of termination, as applicable, and the date the executive actually ceases to be employed by the Company (the “Date of Resignation”) which shall consist of the following:

(a)
the executive’s fees through to the Date of Resignation at the amount of the executive’s then existing annual fee at the time notice of termination or notice of resignation was given, the amount of any reimbursable expenses, plus an amount equal to the amount, if any, of any bonuses previously made to the executive which have not been paid, accrued vacation and any other amounts due upon termination or resignation;

(i)
in lieu of further fees for periods subsequent to the Date of Resignation, a payment equal to the number of months set out in the respective Management Agreement  at the rate of the executive’s then existing annual fee and incentive bonus; and

(ii)	in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the executive under the Company’s incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate difference between the exercise price of all options held by the executive, whether or not then fully exercisable, and the higher of (i) the average of the closing prices of the Company’s common shares as reported on the TSX (or such other stock exchange on which the Company’s shares may be listed) for thirty (30) calendar days preceding the Date of Resignation or (ii) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company as such term is defined in the Management Agreement; and

(iii)
the executive shall have the right, exercisable up to the fourth calendar day following the Date of Resignation, to elect to waive the application of the provisions regarding stock options, following the Date of Resignation.  The executive may exercise this election on or before 5:00 p.m. Toronto time on such fourth calendar day by delivering a notice in writing to the Company of such waiver whereupon:

(A)
in accordance with the Company’s stock option plan, the executive’s unvested options on shares of the Company shall immediately vest and the executive’s vested options on shares of the Company will expire within ninety (90) days of the Date of Resignation; and

(B)	the Company shall be relieved of any obligation in connection with termination of the executive’s engagement to make the payment as described therein.

(b)
The executive agrees to accept such compensation in full satisfaction of any and all claims the executive has or may have against the Company and the executive agrees to execute and deliver a full and final release in writing of the Company with respect to the same upon payment of said sum, except monies owing by either party to the other up to the Date of Resignation.

The executive shall not be required to mitigate the amount of any payment provided for under any paragraph of these termination provisions by seeking other engagement or otherwise nor shall the amount of any payment provided by the termination provisions be reduced by any other compensation earned by the executive as a result of engagement by another client after the date of termination or otherwise.

The Company shall have full rights to offset any money properly due by the executive to the Company against any amounts payable by the Company to the executive hereunder.

The executive will cease to be enrolled in any Company benefit plan after the last day of any notice period given.

Performance Graph

The following chart compares the total cumulative Shareholder return on $100 invested in common shares of the Company on January 1, 2004 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

	2004	2005	2006	2007	2008	2009
OYM	100	103	157	129	23	91
S&P/TSX Composite	100	122	140	150	97	127

Director Compensation

The Company paid a total of $276,085 to non-executive directors of the Company during the most recently completed financial year.  In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors.  Under this plan, fees are paid as deferred share units (the “DSUs”) whose value is based on the market value of the common shares.  Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.  The DSUs are paid out in cash upon retirement/resignation.  The value of the DSU cash payment changes with the fluctuations in the market value of the common shares.  Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the DSU payments as a result of share price movements are recorded in management fees and salaries in the Consolidated Statements of Operation in the period of the change.  DSUs granted during the year ended December 31, 2009 totalled 482,760 units.  Liabilities related to this plan are recorded in accrued liabilities in the Consolidated Balance Sheet and totalled $213,621 as at December 31, 2009.  The DSU plan was discontinued as at April 1, 2010.

Name	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensa- tion ($)	Total ($)
Jon Morda	30,000	35,000	Nil	Nil	Nil	Nil	65,000
John Seton(1)	25,000	35,000	Nil	Nil	Nil	Nil	60,000
T. Douglas Willock	32,000	35,000	Nil	Nil	Nil	Nil	67,000
Kevin Flaherty(2)	21,188	Nil	Nil	Nil	Nil	62,897	84,085
Leslie Robinson	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)  US$184,852 in legal and consulting fees was paid to Jura Trust and Spencer Enterprises Limited, both companies associated with John A.G. Seton, a director of the Company and Claymore Law, where John is a principal.
(2)  Mr. Flaherty ceased to be a director on August 5, 2009.

Schedule of Directors’ Fees

The fees payable to the directors of the Company are for their service as directors and as members of committees of the board of directors as follows:

Board or Committee Name	Annual Retainer	Meeting Stipend
Board of Directors	$25,000	Nil
Committee Chair	$5,000	n/a

In April 2008, the directors’ fees were set at a rate of $25,000 cash fees annually plus $35,000 of DSUs.  The Chair of any Board Sub-Committee received a further cash fee of $5,000 in recognition of the greater responsibility.  Those rates did not change in 2009.  Mr. T. Douglas Willock received an additional annual stipend of $2,000 for additional duties serving as the Company’s Lead Independent Director in relation to the Zedex transaction for the year ended December 31, 2009.

Outstanding Option-Based Awards

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Jon Morda	180,000 350,000	0.32 0.65	31-08-2010 05-03-2012	n/a n/a
John Seton	500,000 1,000,000	0.32 0.75	31-08-2010 05-03-2012	n/a n/a
T. Douglas Willock	159,000 500,000	0.55 0.65	16-02-2011 05-03-2012	n/a n/a
Leslie Robinson	Nil	n/a	n/a	n/a

Incentive Plan Awards – Value Vested or Earning During The Year
The following table sets forth details of the value vested or earned by each director during the most recently completed financial year for each incentive plan award.

Name	Stock-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jon Morda	35,000(1)	30,000
John Seton	35,000(1)	25,000
T. Douglas Willock	35,000(1)	32,000
Leslie Robinson	Nil	n/a
(1)           DSUs See Director compensation above for further particulars.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	18,212,496(1)	$0.50	14,002,557
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	18,212,496	$0.50	14,002,557

(1)  In addition, 712,070 DSU were outstanding at the year ended December 31, 2009.  Subsequent to the year end, the Board has discontinued the DSU plan.

Stock Option Plan

The Company adopted the Plan, approved by directors on April 24, 2007, which was approved by the Shareholders of the Company at the Company’s annual and special meeting held on June 7, 2007 and must be reapproved every three years.  The purpose of the Plan is to provide an increased incentive for participants to contribute to the future success and prosperity of the Company.  The key features of the Plan are as follows:

Under the Plan, stock options may be granted to directors, officers, employees and consultants of the Company and its affiliates or subsidiaries.

The Plan is a form of “evergreen/rolling maximum” incentive stock option plan which provides for the maximum number of common shares reserved for issuance under such plan to be no more than 12% of the issued and outstanding shares at the time of any stock option grant.  In addition, the number of common shares subject to each option grant will be determined by the Board (or its duly appointed Compensation Committee) provided that any grant of options, may not result in the maximum number of common shares issuable:

(a)	to insiders of the Company, at any time, exceeding 10% of the Company’s issued and outstanding common shares (on a non-diluted basis) on the date of grant;

(b)	to insiders within any one-year period exceeding 10% of the Company’s issued and outstanding common shares (on a non-diluted basis) on the date of grant;

(c)	to any one individual insider within a one-year period, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of the grant; and

(d)	to any non-employee directors, as a group, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of grant;

The exercise price of any options granted shall be determined by the Board of Directors and shall not be less than the volume weighted average trading price of the common shares on the Toronto Stock Exchange (the “TSX”), or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the five trading days immediately prior to the date of grant (or, such other price required by the TSX) (calculated by dividing the total value by the total volume of securities traded for the relevant period) (“Market Price”) options may be exercisable for a period of time fixed by the Board of Directors, not to exceed a maximum of up to five years (and may be adjusted to 10 days if the expiry date falls with a blackout period imposed by the Company), such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan.  Options granted to any optionee who is a director, employee, consultant or management company employee must expire on the earlier of  (i) ninety (90) days after the optionee ceases to be in a least one of these categories, unless amended by the board to provide a longer period; or (ii) the date the option expires in accordance with its terms; or (iii) the date provided for in any employment or consulting agreement between such optionee and the Company, however Shareholder approval is required to be obtained should this cause options held by an optionee who is an insider of the Company to be extended beyond their original expiry. If an optionee ceases to be employed or retained by the Company for cause or if an optionee is removed from office as a director or becomes disqualified from being a director by law, any option or the unexercised portion thereof granted to such optionee shall terminate forthwith.

In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one (1) year from the date of death or the balance of the option period, which ever is earlier.

Options that expire during a period when the optionee is prohibited from trading the Company’s securities (a “blackout period”),  can be adjusted, without being subject to the approval of the Board of Directors or the Shareholders of the Company, to take into account any blackout period imposed on the Optionee by the Company as follows:

(a)
if the expiry date falls within a blackout period imposed on the Optionee by the Company, then the expiry date is the close of business on the 10th business day after the end of such blackout period (the “Blackout Expiration Term”); or

(b)
if the expiry date falls within two business days after the end of a blackout period imposed on the Optionee by the Company, then the expiry date is the date which is the Blackout Expiration Term reduced by the number of days between the original expiry date and the end of such blackout period. By way of example, Options whose expiry date is two business days after the end of the blackout period may be exercised for an additional eight business days.

Subject to the policies of the TSX, the Board of Directors may, at any time, without further action by its Shareholders, revise or amend the Plan or any option granted thereunder in such respects as it may consider advisable and, it may do so to:

(a)
ensure that the Options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an Option has been granted may from time to time be resident or a citizen;

(b)	change vesting provisions of an option or the Plan;

(c)	change termination provisions of an option provided, that the expiry date does not extend beyond the original expiry date;

(d)	reduce the exercise price of an option for a participant who is not an Insider, but in no case will it be lower than Market Price; and

(e)	make amendments to correct typographical or clerical errors or to add clarifying statements to ensure the intent and meaning of an option or the Plan is properly expressed.

However, specific disinterested Shareholder approval is required to reduce the exercise price of an option for an optionee who is an insider.

All option shares subject to an option become vested in the event of a take-over bid, change of control, arrangement or corporate organization.

The exercise price and the number of common shares which are subject to an option may be adjusted from time to time for share dividends, and in the event of reclassifications, reorganizations or changes in the capital structure of the Company.

Employee Bonus Share Program

In March 2006, the Company adopted a “trial” employee bonus share program that allowed employees to elect to take their bonus in either cash or double the cash amount in common shares (the “Employee Bonus Share Program” or the “Program”).  The Employee Bonus Share Program was ratified by the Shareholders of the Company on June 7, 2007 and must be further approved every three years.  The “trial” employee bonus share program was not considered successful and was discontinued at January 1, 2008.

The Program provided for the payment of bonuses to employees, at the election of the Company and when financially prudent to do so, at six month intervals (January and July of each year) and permitted employees to elect to take their pre-determined bonus in either cash or double the cash amount in common shares (the “bonus shares”) of the Company at a deemed value based on the volume weighted average trading price of the Company’s shares based on the Company’s share price on the five trading days prior to the bonus grant date.

All bonus shares were subject to a 12-month vesting period; and in the event a participant left their employment before the 12-month vesting period, the participant was entitled to the original amount of the cash bonus.  The bonus shares were granted from the Company’s existing pool of available stock options.  Under the Program, as at January 15, 2009, an aggregate of 366,600 bonus shares were issued to employees of the Company.  On the grant date, the fair value of these awards including the cash bonus was $176,600.  The Program was discontinued in January, 2008 and for the fiscal year ended December 31, 2009, the total compensation expense recognized for the Program was nil.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Management Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any Shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2009 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person or company other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

PARTICULARS OF MATTERS TO BE ACTED UPON

Ratification of Securities Issuances – Resolutions 1 and 2

On June 21, 2010, the Company closed a brokered private placement (the “June Private Placement”) financing of approximately US$21,960,000 of gold delivery note units (the “Gold Delivery Units”) consisting of:

(a)	2,196 8% senior secured redeemable gold delivery promissory notes of the Company (the “Gold Notes”), in the stated deemed principal amount of US$10,000 each; and

(b)
2,196 detachable common stock purchase warrants (the “Gold Warrants”) each exercisable for the purchase of 3,470 common shares of the Company, on or before May 31, 2013 at an exercise price of CAD$0.60 per gold warrant share (“the Gold Warrant Shares”).

As partial consideration of the services of Euro Pacific Capital, Inc. (the “Agent”) under the June Private Placement, the Company issued to the Agent a total of 2,668,750 share purchase warrants (the “Agent’s Warrants”), each Agent’s Warrant immediately exercisable on or before May 31, 2013 for the purchase of one common share of the Company (the “Agent’s Warrant Shares”) at a price of CAD$0.60 per Agent’s Warrant Share.

Resolution 1 – Ratification of Issue of Gold Warrants

ASX Listing Rule 7.4 permits the ratification of previous issues of securities made without prior Shareholder approval provided the issue did not breach the 15% threshold under ASX Listing Rule 7.1.  The effect of such ratification is to restore a company’s maximum discretionary power to issue further shares up to 15% of the issued capital of the company without requiring further Shareholder approval.

Pursuant to Resolution 1, the directors are seeking ratification under ASX Listing Rule 7.4 of the allotment and issuance of the Gold Warrants in order to restore the right of the Company to issue further securities within the 15% limit during the next 12-month period.

The following information in relation to the Gold Warrants is provided to Shareholders for the purposes of Listing Rule 7.5:

(a)	2,196 Gold Warrants were allotted and issued;

(b)	2,196 Gold Delivery Units consisting of the Gold Notes and Gold Warrants were issued at an issue price of US$10,000 each;

(c)	Gold Warrant Shares issued upon conversion of the Gold Warrants will rank equally in all respects with the Company’s existing issued common shares;

(d)	the Gold Warrants were allotted and issued to clients of the Agent who are sophisticated investors unrelated to the Company;

(e)
funds raised from the June Private Placement will be used for the construction of a processing facility at the Company’s high-grade Phuoc Son and Bong Mieu Mines in central Vietnam, general exploration and corporate purposes; and

(f)	the Gold Warrants may be exercised at CAD$0.60 per Gold Warrant Share on a “cashless or “net exercise” basis at the option of the holder.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution of ratifying the allotment and issuance of the Gold Warrants such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that for the purposes of ASX Listing Rule 7.4 and for all other purposes the issuance and allotment by the Company of 2,196 detachable common stock purchase warrants (the “Gold Warrants”), each Gold Warrant immediately exercisable until May 31, 2013 for the purchase of 3,470 common shares of the Company (the “Gold Warrant Shares”) at a price of CAD$0.60 per Gold Warrant Share is hereby ratified.”

For the purposes of the above, the Company will disregard any votes cast on the foregoing resolution by any person who participated in the June Private Placement and any associate of such parties.  However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 – Ratification of Issue of Agent’s Warrants

As noted above, ASX Listing Rule 7.4 permits the ratification of previous issues of securities made without prior Shareholder approval provided the issue did not breach the 15% threshold under ASX Listing Rule 7.1.  The effect of such ratification is to restore a company’s maximum discretionary power to issue further shares up to 15% of the issued capital of the company without requiring further Shareholder approval.

Pursuant to Resolution 2, the directors are seeking ratification under ASX Listing Rule 7.4 of the allotment and issuance of the Agent’s Warrants in order to restore the right of the Company to issue further securities within the 15% limit during the next 12-month period.

The following information in relation to the Agent’s Warrants is provided to Shareholders for the purposes of Listing Rule 7.5:

(a)	2,668,750 Agent’s Warrants were allotted and issued;

(b)	the Agent’s Warrants were issued as partial consideration for the Agent under the June Private Placement at a deemed issue price of US$0.0943 each;

(c)	Shares issued upon conversion of the Agent’s Warrants will rank equally in all respects with the Company’s existing issued common shares;

(d)	the Agent’s Warrants were allotted and issued to the Agent;

(e)
funds raised from the issue will be used for the construction of a processing facility at the Company’s high-grade Phuoc Son and Bong Mieu Mines in central Vietnam, general exploration and corporate purposes; and

(f)	the Agent’s Warrants may be exercised at CAD$0.60 per Agent Warrant Share on a “cashless or “net exercise” basis at the option of the holder.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution of ratifying the allotment and issuance of the Agent’s Warrants, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that for the purposes of ASX Listing Rule 7.4 and for all other purposes the issuance and allotment by the Company on June 21, 2010 of 2,668,750 share purchase warrants (the “Agent’s Warrants”) to Euro Pacific Capital, Inc. each immediately exercisable for the purchase of one common share of the Company (an “Agent Warrant Share”) at an exercise price of CAD$0.60 per Agent Warrant Share until May 31, 2013 is hereby ratified.”

For the purposes of the above, the Company will disregard any votes cast on the foregoing resolution by the Agent and any associate of the Agent.  However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3 – Ratification of Securities issued in October Private Placement

On October 21, 2010, the Company raised approximately AUD$16.65 million through a private placement (the “October Private Placement”) arranged by Patersons Securities Limited (“Patersons”), as Lead Manager with selected institutional investors in Australia and Europe.  The October Private Placement consisted of a total of 37,000,000 common shares of the Company, of which 33,780,000 are held in the form of CHESS Depository Interests (“the CDIs”) and were issued to clients of Patersons, 3,000,000 CDIs were issued to FIL Investments International and the balance of 220,000 common shares (the “Shares”) were issued to Scobie Ward, all issued at a price of AUD$0.45 each.  The Company applied for the 36,780,000 CDIs to be quoted on the ASX.

The Company paid a capital raising fee equal to 5% of the gross proceeds raised by Patersons in consideration for its services together with applicable expenses.

Proceeds of the October Private Placement will be used to fund the Company’s exploration program and will be added to general working capital.

As noted above, ASX Listing Rule 7.4 permits the ratification of previous issues of securities made without prior Shareholder approval provided the issue did not breach the 15% threshold under ASX Listing Rule 7.1.  The effect of such ratification is to restore a company’s maximum discretionary power to issue further shares up to 15% of the issued capital of the company without requiring further Shareholder approval.

Pursuant to Resolution 3, the directors are seeking ratification under ASX Listing Rule 7.4 of the allotment and issue of 37,000,000 common shares, 36,780,000 of which were issued in the form of CDIs, in order to restore the right of the Company to issue further securities within the 15% limit during the next 12-month period.

The following information in relation to the common shares issued to pursuant to the October Private Placement is provided to Shareholders for the purposes of ASX Listing Rule 7.5:

(a)	37,000,000 common shares were allotted and issued, of which 36,780,000 were issued in the form of CDIs and 220,000 were issued as Shares;

(b)	the 36,780,000 CDIs and 220,000 Shares were issued at a price of AUD$0.45 each;

(c)	the CDIs and the Shares issued represent fully paid common shares in the capital of the Company and rank equally in all respects with the Company’s existing issued common shares;

(d)
the Shares and CDIs were allotted and issued to selected institutional investors in Australia and Europe, all of whom are unrelated parties of the Company. 33,780,000 CDIs were allotted and issued to clients of Patersons, 3,000,000 CDIs were allotted and issued to FIL Investments International and 220,000 Shares were allotted and issued to Scobie Ward; and

(e)
funds raised from the issue will be used for the construction of a processing facility at the Company’s high-grade Phuoc Son and Bong Mieu Mines in central Vietnam, general exploration and corporate purposes.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution ratifying the allotment and issuance of the 37,000,000 common shares of the Company, of which 36,780,000 were issued in the form of CDIs and 220,000 were issued as Shares, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that for the purposes of ASX Listing Rule 7.4 and for all other purposes, the issuance and allotment by the Company of 37,000,000 common shares of the Company in the form of 36,780,000 CDIs and 220,000 Shares at an issue price of AUD$0.45 each on 21 October 2010 is hereby ratified and approved.”

For the purposes of the above, the Company will disregard any votes cast on the foregoing resolution by any person who participated in the October Private Placement and Patersons and any associate of such parties.  However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4 - Approval for Issue of Option  to Jura Trust Limited as the Nominee of John Seton

Pursuant to the terms of the Plan, the Company intends to grant an option (the “Jura Option”) to purchase up to 997,252 common shares of the Company (the “Option Shares”) at an exercise price of CAD$0.45 per Option Share and expiring on December 31, 2014, to Jura Trust Limited, as the nominee of Mr John Seton.  Mr. Seton is a director and shareholder of Jura Trust Limited.  Jura Trust Limited is a trustee of Jura Trust, of which Mr. Seton and his family are potential beneficiaries.  Jura Trust Limited will be granted the Jura Option as the nominee of Mr. John Seton, who is a director and Chief Financial Officer of the Company.  The grant of the Jura Option to Mr. John Seton (through his nominee) is designed to encourage Mr. Seton to have a greater involvement in the achievement of the Company’s objectives and to provide an incentive to strive to that end by participating in the future growth and prosperity of the Company through share ownership.

ASX Listing Rule 10.14 requires Shareholder approval by ordinary resolution for an issue by a listed company of securities to a director under an employee incentive scheme.  Accordingly, ASX Listing Rule 10.14 requires Shareholders to approve the issue of the above noted Jura Option to Jura Trust Limited as the nominee of Mr. Seton.

Pursuant to Resolution 4, the directors are seeking approval under ASX Listing Rule 10.14 of the grant and issuance of the Jura Option.   The following information in relation to the issue of the Jura Option is provided to Shareholders for the purposes of ASX Listing Rule 10.15:

(a)	the Jura Option will be granted and issued to Jura Trust Limited, as the nominee of Mr. John Seton pursuant to the Plan;

(b)	only one option (the Jura Option) to purchase Option Shares will be issued, but the maximum number of Option Shares issuable upon conversion of the Jura Option is 997,252 Option Shares;

(c)	the Jura Option will be granted and issued for no consideration;

(d)	no funds will be raised by the grant and issue of the Jura Option;

(e)	the Jura Option will be exercisable for an aggregate of 997,252 Option Shares at an exercise price of CAD$0.45 per Option Share, as noted above;

(f)
all directors, officers, consultants and employees are entitled to participate in the Plan but for the purposes of this resolution at this time the Company is only seeking to grant the Jura Option to Jura Trust Limited as the nominee of Mr. John Seton;

(g)
details relating to the granting of options under the Plan to certain directors since 2007 can be found under the heading “Statement of Executive Compensation – Summary Compensation Table” of this Management Information Circular;

(h)	the Jura Option will be granted on a date being no later than 12 months after the date Shareholder approval is obtained for Resolution 4; and

(i)
the terms and conditions governing the Jura Option are set out in the form of option agreement attached hereto as Schedule “A” and in the Plan described under “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution approving the grant and issuance of the Jura Option, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that for the purposes of ASX Listing Rule 10.14 and for all other purposes, the Company be and is hereby authorized to grant and issue to Jura Trust Limited, as the nominee of Mr John Seton, an option to purchase up to 997,252 common shares of the Company (the “Option Shares”) for no consideration, exercisable at a price of CAD$0.45 per Option Share, on or before December 31, 2014”.

For the purposes of the above, the Company will disregard any votes cast on the foregoing resolution by Jura Trust Limited, John Seton and any associate of such parties.  However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 5 - Approval of Issue of Option  to General Research Gmb

The Company intends to grant an option (the “GRG Option”) to General Research Gmb to purchase up to 100,000 common shares of the Company (“GRG Option Shares”) at an exercise price of CAD$0.42 per GRG Option Share exercisable until August 9, 2015, in consideration for its services as a consultant of the Company.

General Research Gmb is providing investor relations services to the Company in Europe for a period of six months.

Listing Rule 7.1 requires Shareholder approval to a proposed issue of securities in the Company.  Listing Rule 7.1 broadly provides, subject to certain exceptions, that shareholder approval is required for any issue of securities by a listed company, where the securities proposed to be issued represent more than 15% of the company’s securities then on issue.  Although the Company currently has capacity to issue the GRG Option, the effect of obtaining Shareholder approval under Listing Rule 7.1 will be to maintain the Company’s discretionary power to issue further securities up to 15% of the issued capital of the Company without requiring further Shareholder approval.

Pursuant to Resolution 5, the directors are seeking approval under ASX Listing Rule 7.1 for the grant and issuance of the GRG Option.  The following information in relation to the issue of the GRG Option is provided to Shareholders for the purposes of ASX Listing Rule 7.3:

(a)	the GRG Option will be granted and issued to General Research Gmb, as noted above;

(b)	the maximum number of GRG Option Shares issuable pursuant to the GRG Option is 100,000;

(c)	the GRG Option will be issued for no consideration;

(d)	no funds will be raised by the issue of the GRG Option;

(e)	the GRG Option will be exercisable for an aggregate of 100,000 GRG Option Shares at an exercise price of CAD$0.42 per GRG Option Share, as noted above;

(f)
the GRG Option will be granted and issued on one date, being a date no later than 3 months after the date of the Meeting, unless otherwise extended by ay of ASX granting a waiver to the ASX Listing Rules; and

(g)
the GRG Option Shares to be issued upon the exercise of the GRG Option will be common shares in the capital of the Company and will rank equally in all respects with the existing common shares on issue. The terms and conditions governing the GRG Option are set out in the form of option agreement attached hereto as Schedule “A”.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution approving the issuance of the GRG Option, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that for the purposes of ASX Listing Rule 7.1 and for all other purposes, the Company be and is hereby authorized to grant and issue to General Research Gmb, an option to purchase up to 100,000 common shares of the Company (“GRG Option Shares”) for no consideration, exercisable at a price of CAD$0.42 per GRG Option Share, on or before August 9, 2015”.

For the purposes of the above, the Company will disregard any votes cast on the foregoing resolution by General Research Gmb and any associate of General Research Gmb.  However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ANY OTHER MATTERS

Pursuant to the CBCA, proposals intended to be presented by Shareholders for action at the 2011 General Meeting must comply with the provisions of the CBCA and be deposited at the Company’s head office not later than February 5, 2011 in order to be included in the Information Circular and form of proxy relating to such Meeting.

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Management Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Management Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – Olympus Pacific Minerals Inc.”.  The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above.  Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting James Hamilton, VP Investor Relations, at 10 King Street East, Suite 500, Toronto, ON  M5C 1C3 (Phone: (416) 572-2525).

SCHEDULE “A”

FORM OF OPTION AGREEMENT

STOCK OPTION AGREEMENT

THIS AGREEMENT made as of the  ●  day of  ●  1, 20●,

BETWEEN:

OLYMPUS PACIFIC MINERALS INC., a corporation continued under the laws of the Canada Business Corporations Act, having an office at Suite 500 – 10 King Street East, Toronto, Ontario M5C 1C3

(the “Corporation”)

OF THE FIRST PART
AND:

●,  ●,   of ●

(the “Optionee”)

OF THE SECOND PART

WHEREAS the Optionee is a director, officer, consultant or employee of the Corporation;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of good and valuable consideration by the Optionee to the Corporation (the receipt of which is hereby acknowledged by the Corporation) it is agreed by and between the parties hereto as follows:

1.
In this Agreement the term “Share” or “Shares” shall mean, as the case may be, one or more common voting shares without par value in the capital, as the same is constituted at the date of this Agreement, of the Corporation.

2.
The Corporation hereby grants to the Optionee, subject to the terms and conditions hereinafter set out, an irrevocable option to purchase ● common shares (the “Optioned Shares”) from the treasury of the Corporation (the “Option”) at any time or from time to time up until the Option or this Agreement expires or otherwise ceases or terminates as hereinafter provided, at the price of $● per Optioned Share (the “Option Price”).

3.
The Optionee shall, subject to the terms and conditions set out herein and the vesting provisions provided in Schedule “A”, have the right to exercise the Option, on or before the close of business of the Corporation’s office at the above address on ●, (such time and date being hereinafter called the “Expiry Time”), but at the Expiry Time the Option shall forthwith expire and terminate and be of no further force and effect whatsoever as to such of the Optioned Shares in respect of which such Option has not previously been exercised.

4.
In the event of the death of the Optionee on or prior to the Expiry Time while still an executive of, or while in the employment of, the Corporation or a subsidiary of the Corporation, the Option may be exercised (as to such of the Optioned Shares in respect of which such option has not previously been exercised) by the legal personal representatives of the Optionee at any time up to and including (but not after) the earlier of:

(a)	the Expiry Time; and

(b)	the time of the close of business of the Corporation’s office at its address above on the date which is one year following the date of death of the Optionee;

provided that at the earlier of such times the Option shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of such Option has not previously been exercised.

5.
In the event the Optionee is terminated for cause, removed from office or disqualified from being a director by law, the Option will terminate forthwith. In the event the Optionee ceases to be employed or retained by the Corporation or a subsidiary of the Corporation, as the case may be, otherwise than by reason of death or termination for cause, or if the Optionee ceases to be a director, officer, executive, consultant or employee other than by reason of death, removal or disqualification or if the Optionee is a consultant to the Corporation or a subsidiary but ceases to perform services as such prior to the Expiry Time, or in the event of the sale by the Corporation of all or substantially all the property and assets of the Corporation as an entirety (a “Sale”) prior to the Expiry Time, the Option may be exercised, (as to such of the Optioned Shares in respect of which such Option vested and has not previously been exercised), by the Optionee at any time up to and including (but not after) the earlier of:

(a)	the Expiry Time;

(b)
the time of the close of business of the Corporation’s office at its address above on the date which is thirty (30) days following the date of such resignation or discharge or cessation becoming effective; unless the Board, in its sole discretion, determines to amend the Option to provide for a longer period (however shareholder approval is required to be obtained should this cause the Option held by an Optionee who is an insider of the Corporation to be extended beyond its original expiry (the “Shareholder Approval Requirement”);

(c)	the date provided for in any employment or consulting agreement between the Optionee and the Corporation or a subsidiary of the Corporation, subject to any Shareholder Approval Requirement; and

(d)	the time of the close of business of the Corporation’s office at its address above on the date which is ten (10) days following the date of the completion of such Sale;

as the case may be, provided that in such earlier time the Option shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such Option has not previously been exercised.

6.	Subject to the provisions of this Agreement:

(a)
the Option shall be exercisable at any time or from time to time as aforesaid by the Optionee or his/her legal personal representatives delivering a notice in writing addressed to the Corporation at its principal office in the City of Toronto, Ontario which notice shall specify the number of Optioned Shares in respect of which this Option is then being exercised and which notice shall be accompanied by payment, by cash or certified cheque, in full, of the purchase price for the number of Optioned Shares specified therein, whereupon the Corporation shall forthwith cause the transfer agent and registrar of the Corporation to deliver to the Optionee or his legal personal representatives (or as the Optionee or his/her legal personal representatives may otherwise direct in the notice of exercise of option) within ten (10) days following receipt by the Corporation of any such notice of exercise of option a certificate or certificates, or as he/she or they may have otherwise directed, representing in the aggregate such number of Optioned Shares as the Optionee or his/her legal personal representatives shall have then paid for and as are specified in such notice in writing; or

(b)
the Optionee may, in its sole discretion, exercise Options held by such Optionee in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Corporation upon such exercise in payment of the Option Price, elect instead to receive upon such exercise the “Net Number” of Shares determined according to the following formula (a “Cashless Exercise”):

Net Number                      =           (A x B)                      -           (A x C)
    B

For purposes of the foregoing formula:

A =	the total number of Shares with respect to which the Options held by such Optionee are then being exercised.

B =
the volume weighted average trading price of the Shares calculated by dividing the total value of shares traded by the total volume of shares traded on all stock exchanges trading the shares of Shares (as reported by the respective exchanges or obtained through Bloomberg) on the date immediately preceding the date of exercise of the Options.

C =	the Option Price then in effect for the applicable Shares at the time of such exercise.

7.
Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee shall have exercised his Option to purchase hereunder in the manner hereinbefore provided.

8.
In the event of any and all reorganizations of the capital stock of the Corporation at any time hereafter (but prior to any time at which the Option shall expire and terminate) which result in the subdivision, consolidation or redesignation of the shares of the Corporation, then this Option shall, upon the reorganizations becoming effective, be deemed to be varied to apply to the number and type of such reorganized shares as would have resulted from the conversion of the Optioned Shares in respect of which the option hereby granted has not then been exercised if such Optioned Shares had been issued and outstanding prior to and had been converted pursuant to all such reorganizations, and the purchase price upon any exercise thereafter of the Option for each reorganized share or part thereof into which an Optioned Share or part thereof would so have been converted shall be a proportionate part of the price which would have been paid for such Optioned Share upon such exercise if such reorganizations had not occurred.

9.
The Optionee shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Optioned Shares in respect of which the Optionee shall have exercised his Option to purchase hereunder and which the Optionee shall have actually taken up and paid for.

10.	Time shall be of the essence of this Agreement.

11.
This Agreement shall enure to the benefit of and be binding upon the Corporation, its successors and assigns, and the Optionee and his/her legal personal representatives to the extent hereinbefore limited, but this Agreement shall not be assignable by the Optionee or his/her legal personal representatives.

12.
This Option is granted under and is subject to the Corporation’s Stock Option Plan, the terms of which were approved by the Toronto Stock Exchange (the “TSX”) subject to the approval by the Corporation’s shareholders, which was most recently received on May 11, 2010 and in the event of any discrepancy, the provisions of the Stock Option Plan will prevail.

13.	This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and which together shall constitute one and the same agreement.

14.
By signing this Agreement the Optionee hereby provides his/her written consent to the disclosure of personal information by the Company to the TSX as defined in Schedule “B” attached hereto and to the collection, use and disclosure of personal information by the TSX for the purposes described in Schedule “B” attached hereto.

15.	The Option is hereby granted to the Optionee in his/her capacity as a director, officer, consultant or employee of the Corporation.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto, as of the day and year first above written.

OLYMPUS PACIFIC MINERALS INC. Per: Authorized Signatory ●	) ) ) ) ) )

Optionee ● Per: Authorized Signatory	) ) ) ) ) ) )

SCHEDULE “A” TO STOCK OPTION AGREEMENT

VESTING PROVISION – JURA TRUST LIMITED

The optioned shares will vest immediately upon grant as stated in the Olympus Pacific Minerals Inc. Board of Directors’ Consent Resolution dated September 1, 2010.

SCHEDULE “A” TO STOCK OPTION AGREEMENT
VESTING PROVISION- GENERAL RESEARCH GMB

The Option will vest in thirds as follows:

•	One-third vesting immediately upon grant date;

•	Second third vesting after one year from grant date: and

•	Final third vesting after two years from grant date.

SCHEDULE “B” TO STOCK OPTION AGREEMENT
ACKNOWLEDGEMENT – PERSONAL INFORMATION

TSX Inc. and its affiliates, their authorized agents, subsidiaries and divisions, including Toronto Stock Exchange and TSX Venture Exchange (collectively referred to as “the Exchange”) collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

•	to conduct background checks,

•	to verify the Personal Information that has been provided about each individual,

•	to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant,

•	to consider the eligibility of the Issuer or Applicant to list on the Exchange,

•	to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates,

•	to conduct enforcement proceedings, and

•
to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(b)	on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services.  In this regard, the Exchange may share the information with such third party service providers.